                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 11-K

(Mark One)

   [X]      ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
            SECURITIES EXCHANGE ACT OF 1934

            For the fiscal year ended:  December 31, 2002

            OR

   [ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

            For the transition period from _______________ to _______________

Commission File Number:    333-56336

         A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

            State Auto Insurance Companies Capital Accumulation Plan

         B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:


                        State Auto Financial Corporation
                              518 East Broad Street
                            Columbus, Ohio 43215-3976

                              REQUIRED INFORMATION

         The following financial statements and supplemental schedules for the State Auto Insurance Companies Capital Accumulation Plan are being filed herewith:

Financial Statements and Supplemental Schedule:
-----------------------------------------------
December 31, 2002 and 2001 and the year ended December 31, 2002
---------------------------------------------------------------

Report of Independent Auditors

Audited Financial Statements:

         Statements of Assets Available for Benefits

         Statement of Changes in Assets Available for Benefits

         Notes to Financial Statements

Supplemental Schedule:

         Schedule of Assets (Held at End of Year)




         The following exhibits are being filed herewith:

Exhibit No.        Description
-----------        -----------
    1              Consent of Ernst & Young LLP                                            Included herein

   99.1            Certification Pursuant to 18 U.S.C. Section 1350, as Adopted            Included herein
                   Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

   99.2            Certification Pursuant to 18 U.S.C. Section 1350, as Adopted            Included herein
                   Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

                         Report of Independent Auditors

Plan Administrative Committee
State Auto Insurance Companies Capital Accumulation Plan



We have audited the accompanying statements of assets available for benefits of the State Auto Insurance Companies Capital Accumulation Plan as of December 31, 2002 and 2001, and the related statement of changes in assets available for benefits for the year ended December 31, 2002. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for benefits of the Plan as of December 31, 2002 and 2001, and the changes in assets available for benefits for the year ended December 31, 2002, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying schedule of assets (held at end of year) as of December 31, 2002 is presented for the purpose of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ ERNST & YOUNG LLP

May 30, 2003

            STATE AUTO INSURANCE COMPANIES CAPITAL ACCUMULATION PLAN

                   STATEMENTS OF ASSETS AVAILABLE FOR BENEFITS





                                                                             December 31,
                                                             -------------------------------------------
                                                                     2002                     2001
                                                             ------------------        -----------------

Assets
Investments:
     Shares of registered investment companies                $      73,368,432        $      86,175,336
     Interest-bearing cash                                           14,051,438               12,002,060
     Common /collective trusts                                       15,108,988               12,982,969
     Affiliated stock                                                   561,189                  430,230
     Loans to participants                                            2,466,686                2,657,113
                                                             ------------------        -----------------
Total investments                                                   105,556,733              114,247,708

Contribution receivables:
     Employee                                                            11,000                   56,451
     Employer                                                             6,500                   25,578
                                                             ------------------        -----------------
Total receivables                                                        17,500                   82,029
                                                             ------------------        -----------------

Assets available for benefits                                 $     105,574,233        $     114,329,737
                                                             ==================        =================

See accompanying notes.

            STATE AUTO INSURANCE COMPANIES CAPITAL ACCUMULATION PLAN

              STATEMENT OF CHANGES IN ASSETS AVAILABLE FOR BENEFITS

                          Year ended December 31, 2002


Additions:
      Interest and dividends                                                            $      2,014,616

Contributions:
      Employer                                                                                  2,597,286
      Employee                                                                                  6,609,902
                                                                                       ------------------
                                                                                                9,207,188

Total additions                                                                               11,221,804

Deductions:
      Benefit payments                                                                          6,228,766
      Participant loan fees                                                                        16,031
                                                                                       ------------------
                                                                                                6,244,797

      Net depreciation in fair value of investments                                           (13,732,511)

      Net decrease                                                                             (8,755,504)

Assets available for benefits:
      Beginning of year                                                                       114,329,737
                                                                                       ------------------
      End of year                                                                       $     105,574,233
                                                                                       ==================



See accompanying notes.

            State Auto Insurance Companies Capital Accumulation Plan

                        Notes to the Financial Statements

                                December 31, 2002

1. DESCRIPTION OF THE PLAN

ORGANIZATION

The State Auto Insurance Companies Capital Accumulation Plan (the Plan), a defined-contribution plan, was adopted effective June 1, 1982, by State Automobile Mutual Insurance Company and its affiliates (the Company) for the purpose of providing a savings plan for the benefit of its employees.

The following description of the Plan provides only general information. Participants should refer to the Plan Document for a complete description of the Plan.

GENERAL

An employee of the company is eligible to participate in the Plan as of the first pay period subsequent to thirty days after the employee's hire date, provided the employee is or will attain age 21 during the calendar year following the employee's hire date.

The Plan was amended and restated effective January 1, 1997 including subsequent amendments through October 1, 2001 to meet recent legislation, regulation and rulings.

CONTRIBUTIONS

Each participant may contribute any full percentage of their salary between 1% and 50% beginning January 1, 2002 and 1% and 16% for years prior (basic contribution). Subject to certain limitations, the Company matches the first 2% of basic contributions of participant salary at the rate of 75 cents for each dollar contributed; basic contributions of 3% to 6% are matched at a rate of 50 cents for each dollar contributed. Participants can change their rate of savings as of any given pay date up to a maximum of four times per calendar year. Participants may also suspend contributions at any time.

Prior to January 1, 2002, the Plan permitted participants to make supplemental voluntary cash payment contributions to the Plan subject to certain limitations. These supplemental contributions were not eligible for matching contributions by the Company. Effective January 1, 2002, participants were no longer eligible to make supplemental voluntary cash payment contributions to the Plan. Participants may still elect to make supplemental contributions in the form of after tax salary deferrals. Total participant contributions may not exceed 50% of salary.

            State Auto Insurance Companies Capital Accumulation Plan

                        Notes to the Financial Statements

                                December 31, 2002

PARTICIPANT'S ACCOUNTS

Each participant's account is credited with the participant's contributions and allocations of a) the Company's contributions and b) Plan earnings, and is charged with applicable participant loan fees. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account. All administrative expenses and trustee fees are paid by the Company.

INVESTMENT OPTIONS

Under the Plan trust agreement, participants may designate how their plan contributions are to be invested.

Plan contributions may be invested in the following ten funds:

     Fidelity Puritan Fund: Consists of a diversified portfolio of high-yielding equity securities and bonds.

     Fidelity Contrafund: Consists primarily of seemingly undervalued common stocks and convertible securities with potential for market growth.

     Fidelity Equity Income Fund: Consists primarily of stocks which may pay a higher than average dividend and stocks with potential for market growth.

     Fidelity U.S. Government Reserves Fund: Consists of short-term instruments issued by the U.S. Government and/or its agencies and repurchase agreements secured by U.S. Government obligations.

     Fidelity Managed Income Portfolio Fund: Consists primarily of high quality short and long-term investment contracts. Investment contracts have both variable and fixed rates.

     Fidelity Aggressive Growth Fund: Consists primarily of equity securities of companies with growth potential.

     Spartan U.S. Equity Index Fund: Consists of equity securities that correspond to those listed in the Standard & Poor's 500 Index.

     Fidelity Intermediate Bond Fund: Consists primarily of intermediate term, investment grade debt securities of U.S. corporations and U.S. Government Agencies.

     Fidelity Diversified International Fund: Consists primarily of foreign securities.

            State Auto Insurance Companies Capital Accumulation Plan

                        Notes to the Financial Statements

                                December 31, 2002


     State Auto Financial Corporation Common Stock Fund: Consists of publicly traded common stock of the State Auto Financial Corporation, an affiliate to the Company. The stock is traded on the NASDAQ under the ticker symbol, STFC.

PARTICIPANT LOANS

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum of the lesser of $50,000 or 50% of their vested account balance. Loan terms range from 1-5 years or up to 10 years for the purchase of a primary residence. The loans are secured by the balance in the participant's account and bear interest at a rate commensurate with local prevailing rates as determined quarterly by the Plan Administrative Committee. Principal and interest is paid ratably through bi-weekly payroll deductions.

VESTING

Plan participants are immediately fully vested in employee contributions and related net earnings or losses. Full vesting in employer contributions and related net earnings and losses occurs upon three completed years of service. Any employee terminating prior to three completed years of service vests in employer contributions and related net earnings and losses at percentages set forth by the Plan document.

In addition, employer contributions and related net earnings or losses are fully vested upon retirement at age 65, death or total and permanent disability.

Any forfeitures of nonvested employer contributions and related net earnings or losses reduce future employer contributions.

PAYMENT OF BENEFITS

Upon termination of service, participants generally receive a lump-sum amount equal to the value of their account less outstanding loan balances. Alternatively, qualifying participants can elect to receive their account value less outstanding loan balances in installments over a period not to exceed 10 years or, in the case of a retired participant, over a period not to exceed normal life expectancy.

Participants may semiannually withdraw from their supplemental accumulated contributions and, subject to certain conditions, participants may withdraw from their accumulated basic and supplemental contributions based on financial hardship. After participants have been in the plan for five years, and once every two years thereafter, participants may withdraw the vested portion of employer contributions credited to their account.

            State Auto Insurance Companies Capital Accumulation Plan

                        Notes to the Financial Statements

                                December 31, 2002

PLAN TERMINATION

While the Company has not expressed any intent to terminate the Plan or to discontinue contributions, it is free to do so at any time, subject to the provisions set forth in the Employee Retirement Income Security Act of 1974. Should the Plan be terminated at some future time, all participants become 100% vested in benefits earned as of the termination date.

2. SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION

The accounting records of the Plan are maintained in conformity with accounting principles generally accepted in the United States.

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

INVESTMENT VALUATION

Investments are stated at fair value. The common/collective trust is valued based on quoted redemption value on the last business day of the Plan year. Shares of registered investment companies and shares of the State Auto Financial Corporation Common Stock Fund are valued at quoted market prices that represent the net asset values of shares held by the Plan at year-end. Loans to plan participants, which must be approved by the Plan Advisory Committee, are valued at their outstanding balances, which approximate fair value.

INVESTMENT INCOME

Investment income, including appreciation and depreciation in fair value of investments, is allocated to participant accounts daily based upon the ratio of each participants account to the total fund balance.

            State Auto Insurance Companies Capital Accumulation Plan

                        Notes to the Financial Statements

                                December 31, 2002

3. INVESTMENTS

The following investments, at fair value, represented 5% or more of assets available for benefits as of December 31, 2002 and 2001:

                                                                                         December 31
                                                                                   2002               2001
                                                                            --------------------------------------
Investments in shares of registered investment companies:
       Fidelity Puritan Fund                                                   $  8,527,111       $  9,152,913
       Fidelity Contrafund                                                       28,424,895         32,237,442
       Fidelity Equity Income Fund                                               20,823,057         25,199,972
       Fidelity U.S. Government Reserves Fund                                    14,051,438         12,002,060
       Spartan U.S. Equity Index Fund                                             5,268,450          7,102,444
       Fidelity Aggressive Growth Fund                                            4,096,228          6,778,088
Investment in common/collective trusts:
       Fidelity Managed Income Portfolio Fund                                    15,108,988         12,982,969

During the year ended December 31, 2002, the net depreciation of $13,732,511 in fair value of investments (including investments bought and sold, as well as held during the year) was derived from the Plan's investments in shares of registered investment companies.

4. FEDERAL INCOME TAX STATUS

The Plan has received a determination letter from the Internal Revenue Service dated August 16, 2002, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the "Code") and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

            State Auto Insurance Companies Capital Accumulation Plan

                        Notes to the Financial Statements

                                December 31, 2002


5. RECONCILIATION TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of December 31, 2002:


Net assets available for benefits per the financial statements                     $105,574,233
Contributions receivable included in the financial statements                           (17,500)
                                                                                   ------------
Net assets available for benefits per the 5500                                     $105,556,733
                                                                                   ============

The following is a reconciliation of the changes in net assets per the financial statements to the Form 5500 for the year ended December 31, 2002:

                                                            Financial         Contributions          Form
                                                           Statements          Receivable            5500
                                                       ---------------------------------------------------------
Contributions per Employee                                 $ 6,609,902         $  (11,000)        $  6,598,902
Contributions per Employer                                   2,597,286             (6,500)           2,590,786


            STATE AUTO INSURANCE COMPANIES CAPITAL ACCUMULATION PLAN

         SCHEDULE H, LINE 4I - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
                          EIN # 31-4316080 /Plan # 004
                                December 31, 2002

                                                                           Description of                                Current
Identity of Issue                                                         Investment Units             Cost               Value
-----------------                                                         ----------------             ----               -----

Shares of Registered Investment Companies:
          Fidelity Puritan Fund                                            540,032  shares         $  9,549,251       $  8,527,111

          Fidelity Contrafund                                              736,396  shares           32,728,723         28,424,895

          Fidelity Equity Income Fund                                       524,907 shares           23,612,887         20,823,057

          Fidelity Intermediate Bond Fund                                   245,529 shares            2,521,631          2,634,526

          Fidelity U.S. Government Reserves Fund                         14,051,438 shares           14,051,438         14,051,438

          Fidelity Aggressive Growth Fund                                   366,062 shares           12,568,748          4,096,228

          Fidelity Diversified International Fund                           209,450 shares            4,506,757          3,594,165

          Spartan U.S. Equity Index Fund                                    169,132 shares            6,810,055          5,268,450

Investment in common/collective trusts:
          Fidelity Managed Income Portfolio Fund                         15,108,988 shares           15,108,988         15,108,988

Affiliated Stock
          *  State Auto Financial Corporation Common Stock Fund              36,206 shares              569,519            561,189

Participant Loan Fund                                  Interest rates range from 3.75% to 5.25%               -          2,466,686
                                                                                                      ---------          ---------

                                                                                                   $122,027,997       $105,556,733
                                                                                                   ============       ============

* - Indicated a party-in-interest to the Plan.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

                                 STATE AUTO INSURANCE COMPANIES
                                 CAPITAL ACCUMULATION PLAN


Date:    June 27, 2003           By  /s/ Steven J. Johnston
                                   --------------------------------------------

                                         Printed Name: Steven J. Johnston
                                                       ------------------------

                                         Title: Sr. Vice President and CFO
                                                -------------------------------

                                  EXHIBIT INDEX

Exhibit No.        Description
-----------        -----------
    1              Consent of Ernst & Young LLP                                            Included herein

   99.1            Certification Pursuant to 18 U.S.C. Section 1350, as Adopted            Included herein
                   Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

   99.2            Certification Pursuant to 18 U.S.C. Section 1350, as Adopted            Included herein
                   Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002